Exhibit 99.1

Draganfly Bolsters Military and Defense Capabilities with the Appointment of Veterans Victor Meyer and Keith Kimmel to its Military Board

Tampa, FL – October 22, 2025– Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced the appointment of Victor Meyer and Keith Kimmel as Senior Members of its Military Board of Advisors.

Draganfly’s Military Board of Advisors is established to accelerate the Company’s defense strategy and ensure its technologies continue to deliver world-class innovation, reliability, and mission readiness across defense and government applications.

Both Meyer and Kimmel bring decades of leadership, operational, and technological experience from the U.S. military and global business sectors, offering unique insight into how advanced unmanned systems can serve critical national and allied missions.

“Victor and Keith represent the highest level of operational excellence and strategic insight,” said Cameron Chell, CEO of Draganfly. “Their deep experience in both the military and corporate worlds will be instrumental in helping Draganfly continue to expand its defense and government capabilities, accelerate time to market, and ensure our solutions meet the needs of those on the front lines.”

The Military Board of Advisors plays a key role in shaping Draganfly’s defense and government initiatives by providing strategic guidance on technology innovation, market positioning, and operational execution. Its members help accelerate the development and deployment of unmanned and autonomous systems designed for intelligence, surveillance, reconnaissance, and logistics applications. The Military Board of Advisors also advises on partnerships that strengthen Draganfly’s ability to meet the evolving needs of defense and security organizations worldwide, ensuring the Company’s technologies continue to uphold the highest standards of performance, safety, and ethical innovation.

“Draganfly’s commitment to innovation and mission readiness is exactly what’s needed in today’s defense landscape,” said Victor Meyer. “It’s an honor to join the Military Board of Advisors and contribute to advancing unmanned systems that enhance situational awareness, protect lives, and strengthen operational capabilities for defense and government partners.”

About Victor Meyer

Victor Meyer is a decorated U.S. Navy SEAL veteran and accomplished executive with extensive experience in risk management and global strategy. He has held senior leadership roles at Deutsche Bank, where he served as Group Head of Operational Risk, and at Supply Wisdom, where he doubled annual revenue and expanded the company’s international reach.

During his military career, Meyer earned the Bronze Star with Combat “V” for service in Iraq and the French National Defense Medal while serving with the French Navy SEALs during the Balkan conflict. He also led the recovery of the USS Cole as On-Scene Commander.

Meyer holds a B.A. in Physics from the U.S. Naval Academy and a joint MBA from NYU Stern, HEC Paris, and the London School of Economics. He also served as Vice-Chairman of the World Economic Forum’s Global Agenda Councils for Pandemic and Catastrophic Risk.

About Keith Kimmel

Keith Kimmel is a retired U.S. Navy Captain and combat aviator with deep expertise in leadership, organizational transformation, and operational excellence. He previously served as CEO of Check-6 and Rigor Insights, leading global initiatives to strengthen performance and resilience across Fortune 500 companies and mission-critical organizations.

Kimmel commanded the renowned VFA-103 “Jolly Rogers” squadron and served as Operations Director for the U.S. Fifth Fleet in Bahrain. His corporate career includes senior roles at Deutsche Bank, where he was Global Head of Corporate & Investment Bank Operations Coverage and Head of Americas Crisis Management.

A graduate of the U.S. Naval Academy, Naval War College, and U.S. Navy Fighter Weapons School (TOPGUN), Kimmel is recognized for aligning leadership, culture, and strategy to drive operational performance and innovation.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is an award-winning industry leader in drone technology and unmanned systems development. With more than 25 years of innovation, Draganfly provides drone solutions across public safety, agriculture, industrial inspection, mapping, and defense sectors. The company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Investor Relations

Email: investor.relations@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com